Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2021 Financial Results

NANJING, China, June 3, 2021 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

"We are excited to see that China’s domestic travel market has been recovering at a rapid pace. As a leading high-quality tourism company in China, Tuniu is benefiting from the strong market momentum as travelers increasingly trust us to provide integrated services including product development, destination services and reservations. Looking ahead, we will continue to create more innovative products and services to fulfill our mission of making travel easier." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "In the first quarter, we further improved our operating efficiency as operating expenses continued to decline. As market conditions continue to improve, Tuniu will be on the right track to create long-term value for customers and shareholders."

First Quarter 2021 Results

Net revenues were RMB77.4 million (US$11.8 million1) in the first quarter of 2021, representing a year-over-year decrease of 55.5% from the corresponding period in 2020. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB45.4 million (US$6.9 million) in the first quarter of 2021, representing a year-over-year decrease of 62.3% from the corresponding period in 2020. The decrease was primarily due to the decline in travel to international destinations impacted by the outbreak and spread of COVID-19.

•	Other revenues were RMB32.0 million (US$4.9 million) in the first quarter of 2021, representing a year-over-year decrease of 40.5% from the corresponding period in 2020. The decrease was primarily due to the decline in revenues generated from financial services.

Cost of revenues was RMB48.7 million (US$7.4 million) in the first quarter of 2021, representing a year-over-year decrease of 40.2% from the corresponding period in 2020. As a percentage of net revenues, cost of revenues was 63.0% in the first quarter of 2021, compared to 46.8% in the corresponding period in 2020.

Gross profit was RMB28.7 million (US$4.4 million) in the first quarter of 2021, representing a year-over-year decrease of 69.0% from the corresponding period in 2020.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.5518 on March 31, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB83.5 million (US$12.7 million) in the first quarter of 2021, representing a year-over-year decrease of 72.9% from the corresponding period in 2020. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB4.0 million (US$0.6 million) in the first quarter of 2021. Non-GAAP2 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB79.5 million (US$12.1 million) in the first quarter of 2021, representing a year-over-year decrease of 70.6%.

•	Research and product development expenses were RMB11.8 million (US$1.8 million) in the first quarter of 2021, representing a year-over-year decrease of 76.9%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.9 million (US$0.1 million), were RMB10.9 million (US$1.7 million) in the first quarter of 2021, representing a year-over-year decrease of 77.4% from the corresponding period in 2020. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB35.4 million (US$5.4 million) in the first quarter of 2021, representing a year-over-year decrease of 71.6%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB1.2 million (US$0.2 million), were RMB34.2 million (US$5.2 million) in the first quarter of 2021, representing a year-over-year decrease of 63.1% from the corresponding period in 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and amortization of acquired intangible assets.

•	General and administrative expenses were RMB44.7 million (US$6.8 million) in the first quarter of 2021, representing a year-over-year decrease of 66.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.9 million (US$0.3 million), were RMB42.9 million (US$6.5 million) in the first quarter of 2021, representing a year-over-year decrease of 67.3% from the corresponding period in 2020. The decrease was primarily due to the decrease in general and administrative personnel related expenses and allowance for doubtful accounts.

Loss from operations was RMB54.9 million (US$8.4 million) in the first quarter of 2021, compared to a loss from operations of RMB215.5 million in the first quarter of 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB50.8 million (US$7.8 million) in the first quarter of 2021.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net loss was RMB41.6 million (US$6.4 million) in the first quarter of 2021, compared to a net loss of RMB205.2 million in the first quarter of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB37.6 million (US$5.7 million) in the first quarter of 2021.

Net loss attributable to ordinary shareholders was RMB39.5 million (US$6.0 million) in the first quarter of 2021, compared to a net loss attributable to ordinary shareholders of RMB201.5 million in the first quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB35.4 million (US$5.4 million) in the first quarter of 2021.

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.3 billion (US$198.6 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

For the second quarter of 2021, the Company expects to generate RMB142.9 million to RMB149.7 million of net revenues, which represents 320% to 340% increase year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 3, 2021, (8:00 pm, Beijing/Hong Kong Time, on June 3, 2021) to discuss the first quarter 2021 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Mainland China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 1Q 2021 Earnings Call

A telephone replay will be available one hour after the end of the conference through June 10, 2021. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10157015

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	213,538	494,944	75,543
Restricted cash	50,566	33,973	5,185
Short-term investments	1,353,670	772,077	117,842
Accounts receivable, net	264,134	249,423	38,069
Amounts due from related parties	23,913	26,982	4,118
Prepayments and other current assets	378,704	371,403	56,689
Total current assets	2,284,525	1,948,802	297,446

Non-current assets
Long-term investments	266,866	259,416	39,595
Property and equipment, net	111,697	111,011	16,944
Intangible assets, net	71,362	67,092	10,240
Land use right, net	96,713	96,198	14,683
Operating lease right-of-use assets, net	42,293	63,166	9,641
Goodwill	232,007	232,007	35,411
Other non-current assets	91,180	89,187	13,613
Total non-current assets	912,118	918,077	140,127
Total assets	3,196,643	2,866,879	437,573

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	60,679	60,370	9,214
Accounts and notes payable	705,838	689,631	105,258
Amounts due to related parties	21,034	11,195	1,709
Salary and welfare payable	47,487	41,669	6,360
Taxes payable	6,004	5,160	788
Advances from customers	208,762	228,435	34,866
Operating lease liabilities, current	18,264	21,507	3,283
Accrued expenses and other current liabilities	676,501	381,107	58,168
Total current liabilities	1,744,569	1,439,074	219,646

Non-current liabilities
Operating lease liabilities, non-current	34,367	50,141	7,653
Deferred tax liabilities	14,861	14,235	2,173
Long-term borrowings	22,577	19,260	2,940
Other non-current liabilities	3,054	3,054	466
Total non-current liabilities	74,859	86,690	13,232
Total liabilities	1,819,428	1,525,764	232,878

Redeemable noncontrolling interests	27,200	27,200	4,152

Equity
Ordinary shares	249	249	38
Less: Treasury stock	(302,916)	(296,056)	(45,187)
Additional paid-in capital	9,125,689	9,120,713	1,392,093
Accumulated other comprehensive income	275,012	278,659	42,532
Accumulated deficit	(7,713,355)	(7,752,836)	(1,183,314)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,350,729	206,162
Noncontrolling interests	(34,664)	(36,814)	(5,619)
Total equity	1,350,015	1,313,915	200,543
Total liabilities, redeemable noncontrolling interests and equity	3,196,643	2,866,879	437,573

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Revenues
Packaged tours	120,240	83,143	45,361	6,923
Others	53,741	35,566	31,999	4,884
Net revenues	173,981	118,709	77,360	11,807
Cost of revenues	(81,460)	(70,841)	(48,706)	(7,434)
Gross profit	92,521	47,868	28,654	4,373

Operating expenses
Research and product development	(51,026)	(12,833)	(11,791)	(1,800)
Sales and marketing	(124,698)	(113,162)	(35,418)	(5,406)
General and administrative	(133,860)	(844,759)	(44,744)	(6,829)
Other operating income	1,574	10,698	8,437	1,288
Total operating expenses	(308,010)	(960,056)	(83,516)	(12,747)
Loss from operations	(215,489)	(912,188)	(54,862)	(8,374)
Other income/(expenses)
Interest and investment income/(loss)	21,852	(17,998)	15,283	2,333
Interest expense	(10,499)	(5,657)	(2,636)	(402)
Foreign exchange (losses)/gains, net	(877)	11,002	(1,249)	(191)
Other (loss)/income, net	(1,718)	(914)	1,086	166
Loss before income tax expense	(206,731)	(925,755)	(42,378)	(6,468)
Income tax benefit	817	3,853	618	94
Equity in income of affiliates	744	124	129	20
Net loss	(205,170)	(921,778)	(41,631)	(6,354)
Net loss attributable to noncontrolling interests	(3,629)	(19,820)	(2,150)	(328)
Net loss attributable to redeemable noncontrolling interests	(81)	(61)	-	-
Net loss attributable to Tuniu Corporation	(201,460)	(901,897)	(39,481)	(6,026)
Accretion on redeemable noncontrolling interests	(81)	-	-	-
Net loss attributable to ordinary shareholders	(201,541)	(901,897)	(39,481)	(6,026)

Net loss	(205,170)	(921,778)	(41,631)	(6,354)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	8,091	(14,599)	3,647	557
Comprehensive loss	(197,079)	(936,377)	(37,984)	(5,797)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.54)	(2.43)	(0.11)	(0.02)
Net loss per ADS - basic and diluted*	(1.62)	(7.29)	(0.33)	(0.06)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,055,731	370,460,479	370,590,545	370,590,545

Share-based compensation expenses included are as follows：
Cost of revenues	207	551	54	8
Research and product development	2,136	1,094	153	23
Sales and marketing	205	615	122	19
General and administrative	2,025	8,562	1,201	183
Total	4,573	10,822	1,530	233

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2021
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(48,706)	54	-	-	(48,652)

Research and product development	(11,791)	153	782	-	(10,856)
Sales and marketing	(35,418)	122	1,065	-	(34,231)
General and administrative	(44,744)	1,201	681	-	(42,862)
Other operating income	8,437	-	-	-	8,437
Total operating expenses	(83,516)	1,476	2,528	-	(79,512)

Loss from operations	(54,862)	1,530	2,528	-	(50,804)

Net loss	(41,631)	1,530	2,528	-	(37,573)

Net loss attributable to ordinary shareholders	(39,481)	1,530	2,528	-	(35,423)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)				(0.10)
Net loss per ADS - basic and diluted	(0.33)				(0.30)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,590,545				370,590,545

	Quarter Ended December 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(70,841)	551	-	-	(70,290)

Research and product development	(12,833)	1,094	782	-	(10,957)
Sales and marketing	(113,162)	615	1,710	22,322	(88,515)
General and administrative	(844,759)	8,562	709	-	(835,488)
Other operating income	10,698	-	-	-	10,698
Total operating expenses	(960,056)	10,271	3,201	22,322	(924,262)

Loss from operations	(912,188)	10,822	3,201	22,322	(875,843)

Net loss	(921,778)	10,822	3,201	22,322	(885,433)

Net loss attributable to ordinary shareholders	(901,897)	10,822	3,201	22,322	(865,552)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.43)				(2.34)
Net loss per ADS - basic and diluted	(7.29)				(7.02)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,460,479				370,460,479

	Quarter Ended March 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(81,460)	207	-	-	(81,253)

Research and product development	(51,026)	2,136	933	-	(47,957)
Sales and marketing	(124,698)	205	22,050	9,554	(92,889)
General and administrative	(133,860)	2,025	709	-	(131,126)
Other operating income	1,574	-	-	-	1,574
Total operating expenses	(308,010)	4,366	23,692	9,554	(270,398)

Loss from operations	(215,489)	4,573	23,692	9,554	(177,670)

Net loss	(205,170)	4,573	23,692	9,554	(167,351)

Net loss attributable to ordinary shareholders	(201,541)	4,573	23,692	9,554	(163,722)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.54)				(0.44)
Net loss per ADS - basic and diluted	(1.62)				(1.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,055,731				370,055,731

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.